SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34689

August 26, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment

Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of August 2022. A copy of each application may be

obtained via the Commission's website by searching for the applicable file number listed

below, or for an applicant using the Company name search field, on the SEC's EDGAR

system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090. An order granting each application will be

issued unless the SEC orders a hearing. Interested persons may request a hearing on any

application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the

relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the

relevant applicant below, or personally or by mail, if a physical address is listed for the

relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on

September 20, 2022, and should be accompanied by proof of service on applicants, in the form

of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act,

hearing requests should state the nature of the writer's interest, any facts bearing upon the

desirability of a hearing on the matter, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by writing to the

Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Advisorone Funds [File No. 811-08037]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On January 20, 2022, and January 24, 2022, applicant made a liquidating distributions to its shareholders based on net asset value. Expenses of $41,531incurred in connection with the liquidation were paid by the applicant and the applicant's investment adviser.

Filing Dates: The application was filed on March 22, 2022, and amended on June 28, 2022.

Applicant's Address: mike@orion.com.

Chartwell Funds [File No. 811-23244]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Carillon Series Trust, and on June 30, 2022 made a final distribution to its shareholders based on net asset value. Expenses of $254,083 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on July 29, 2022.

Applicant's Address: chippler@stradley.com.

CNL Energy Total Return Fund   [File No. 811-23034]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on January 4, 2022, and amended on April 29, 2022.

Applicant's Address: ken.young@dechert.com.

Dreyfus Liquid Assets, Inc. [File No. 811-02410]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Dreyfus Money Market Fund, and on May 13, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $269,545.01 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on March 31, 2022, and amended on June 15, 2022.

Applicant's Address: Deirdre.Cunnane@bnymellon.com.

Fiduciary/Claymore Energy Infrastructure Fund [File No. 811-21652]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Kaye Anderson Energy infrastructure Fund, Inc., and on March 7, 2022 made a final distribution to its shareholders based on net asset value. Expenses of $1,225,000 incurred in connection with the reorganization were paid by the applicant's investment adviser, the acquiring fund, and the acquiring fund's investment adviser.

Filing Dates: The application was filed on April 14, 2022, and amended on August 18, 2022.

Applicant's Address: Julien.bourgeois@dechert.com.

Hartford Schroders Opportunistic Income Fund [File No. 811-23457]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On October 13, 2021, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $54,260 incurred in connection with the liquidation were paid by the applicant and the applicant's investment advisers.

Filing Date: The application was filed on July 15, 2022.

Applicant's Address: Alice.Pellegrino@hartfordfunds.com.

High Yield Municipal Income Portfolio [File No. 811-23150]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on August 4, 2022.

Applicant's Address: jbeksha@eatonvance.com.

Mairs & Power Funds Trust [File No. 811-22563]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Trust for Professional Managers, and on April 29, 2022 made a final distribution to its shareholders based on net asset value. Expenses of $729,000 incurred in connection with the reorganization were paid by the applicant, the applicant's investment adviser, and the acquiring fund.

Filing Dates: The application was filed on May 2, 2022, and amended on July 11, 2022.

Applicant's Address: edward.paz@usbank.com.

Massachusetts Mutual Variable Annuity Fund 2 [File No. 811-02196]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On January 28, 2019, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $18,015 incurred in connection with the liquidation were paid by Massachusetts Mutual Insurance Company.

Filing Date: The application was filed on July 21, 2022.

Applicant's Address: gmurtagh@massmutual.com.

Touchstone Institutional Funds Trust [File No. 811-21113]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Touchstone Sands Capital Select Growth, a series of First Touchstone Funds Group Trust and on December 9, 2020 made a final distribution to its shareholders based on net asset value. Expenses of $98,700 were incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on June 30, 2022.

Applicant's Address: abigail.hemnes@klgates.com.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier,
Deputy Secretary.